United States securities and exchange commission logo





                            March 9, 2022

       Richard Edelson
       Chief Executive Officer
       NEW FRONTIER ENERGY INC
       5764 North Orange Blossom Trail
       PMB 6000
       Orlando, FL 32810

                                                        Re: NEW FRONTIER ENERGY
INC
                                                            Offering Statement
on Form 1-A
                                                            Filed February 14,
2022
                                                            File No. 024-11807

       Dear Mr. Edelson:

              We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

       Offering Statement on Form 1-A filed February 14, 2022

       Business, page 20

   1. You disclose that after an extended period of dormancy, during which period you were a shell company,
which included a custodial period that extended from December 30,
                                                        2020 to April 26, 2021,
your former sole officer and director, Elliott Polatoff, acquired control of your
company. You further disclose that following this change in control, your
                                                        Board of Directors
determined to enter the real estate development and management business, and on
January 16, 2022, your current sole officer and director, Richard
                                                        Edelson, acquired
control of your company from Mr. Polatoff. Please revise to clarify the time period during
which you were a shell company and how you became a shell
                                                        company. Please also
provide more details regarding the January 16, 2022 transaction that resulted in Mr.
Edelson acquiring control of your company. Such discussion should address, but not be
limited to, the promissory note in the principal amount of $45,000
 Richard Edelson
NEW FRONTIER ENERGY INC
March 9, 2022
Page 2
       delivered by Mr. Edelson as consideration for the transaction.
        We will consider qualifying your offering statement at your request. In connection with your request, please confirm in writing that at least one state has advised you that it is prepared to qualify or register your offering. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 or Irene Barberena-
Meissner, Staff Attorney, at (202) 551-6548 at with any questions.



                                                             Sincerely,
FirstName LastNameRichard Edelson
                                                             Division of
Corporation Finance
Comapany NameNEW FRONTIER ENERGY INC
                                                             Office of Energy &
Transportation
March 9, 2022 Page 2
cc:       Eric Newlan
FirstName LastName